EXHIBIT 23.9
CONSENT OF ROBERT T. McCUSKER
Board of Directors of Coral Gold Resources Ltd.:
     I hereby consent to the use of information from the technical reports dated January 15, 2004 and April 25, 2006 relating to the Robertson Property of Coral Gold Resources Ltd., which appears in the Registration Statement on Form S-4 and the related prospectus for U.S. Gold Corporation and US Gold Canadian Acquisition Corporation and the Definitive Proxy Statement on Schedule 14A for U.S. Gold Corporation (collectively, the “SEC Filings”), for the registration of shares of U.S. Gold Common Stock and exchangeable shares of US Gold Canadian Acquisition Corporation. I also consent to the reference to me under the heading “Experts” in such SEC Filings.
Dated: November 10, 2006
/s/ Robert T. McCusker
Robert T. McCusker, P. Geol.